PACRIM INTERNATIONAL
SUITE 3203, TOWER II, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG TEL 852•25226294 ☐ FAX 852•25249919

03037082

03 NOV -3 AM 7:21

October 23, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington, D.C. 20549
Mail Stop 3-2

SUPPL

Re: Pacrim International Capital Inc.
File Number 82-3812

Dear Sirs,

Please find enclosed a copy of the recent filings made by the above company on the Toronto Stock Exchange. If you have any questions, please do not hesitate to contact the writer at (902) 443-5366.

Yours truly,

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

Tracy C. Sherren CA
Chief Financial Officer

11/4

CIBC Mellon

October 10, 2003

To the Following Securities Commission(s):

Alberta Securities Commission
Manitoba Securities Commission
Newfoundland Securities Commission
Securities Registry-Northwest Territories
Ontario Securities Commission
Quebec Securities Commission
Justice Services Division-Yukon
B.C. Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Nunavut Securities Commission
P.E.I. Securities Commission
Saskatchewan Securities Commission

To the Following Stock Exchange(s):

Toronto Stock Exchange

Dear Sirs:

Re: Annual General Meeting
Pacrim International Capital Inc.

We are the Registrar and Transfer Agent for the above noted Company and as such we advise you of the following dates in connection with their Annual General Meeting of Shareholders:

Date of Meeting:	December 8, 2003
Record Date:	November 03, 2003
Material Mail Date:	November 14, 2003
Applicable Securities:	Common
Cusip Number:	G68657 10 8
Routine Business:	Yes

Yours truly,

CIBC MELLON TRUST COMPANY

Gilda Brombal
Account Officer
Client Services

/gb

CIBC Mellon Trust Company
The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1
Tel: (604) 688-4330 Fax: (604) 688-4301 E-Mail inquiries@cibcmellon.com Website: www.cibcmellon.com
Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9